UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

XICOR, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

984903 10 4

(CUSIP Number)

Thomas C. Tokos, Esq.

Vice President, General Counsel and Secretary

Intersil Corporation

675 Trade Zone Boulevard

Milpitas, CA 95035

(408) 945-1323

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Christopher G. Karras, Esq.

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, PA 19103

(215) 994-4000

March 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person Intersil Corporation I.R.S. Identification No. of above person (entities only) 59-3590018

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,607,201 /(1)(2)/ 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,607,201 /(1)(2)/

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 5.5% /(3)/

14.	Type of Reporting Person (See Instructions) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

/(1)/	Intersil Corporation has entered into voting agreements, each dated as of March 14, 2004, with certain stockholders of Xicor, Inc. which provide that such stockholders will vote all of the shares of Xicor Common Stock beneficially owned by them in favor of the Merger, the Merger Agreement and the transactions contemplated thereby. Intersil Corporation does not have any rights as a stockholder of Xicor, Inc. pursuant to the voting agreements and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Intersil Corporation that it is the beneficial owner of any of the common stock of Xicor, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

/(2)/	Includes options held by certain stockholders of Xicor, Inc. to purchase up to 1,500,501 shares of Xicor Common Stock.

/(3)/	Based on 29,191,891 shares outstanding, and 1,500,501 shares subject to options deemed to be outstanding, as of March 11, 2004.

Item  1 – Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, no par value per share (the “Xicor Common Stock”), of Xicor, Inc., a California corporation (“Xicor”).

The principal executive offices of Xicor are located at 933 Murphy Ranch Road, Milpitas, CA 95035.

Item  2 – Identity and Background

(a) – (c), (f) This Schedule 13D is being filed by Intersil Corporation, a Delaware corporation (“Intersil”). The address of the principal office of Intersil is 675 Trade Zone Boulevard, Milpitas, CA 95035. Intersil is a systems oriented designer and manufacturer of analog integrated circuits.

As a result of entering into the voting agreements described in Items 3 and 4 below, Intersil may be deemed to have formed a “group” with each of the Stockholders (as defined in Item 3 below) for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Intersil expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

To the best of Intersil’s knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Intersil, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

(d) – (e) During the last five years, neither Intersil nor, to the best knowledge of Intersil, any of the executive officers or directors of Intersil, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item  3 – Source and Amount of Funds or Other Consideration

On March 14, 2004, Intersil, New Castle Sub LLC, a wholly-owned subsidiary of Intersil (“LLC”), New Castle Merger Sub Corp., a wholly-owned subsidiary of LLC (“Merger Sub”), and Xicor entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Xicor, and then Xicor, as the surviving corporation, will merge with and into LLC, with LLC being the ultimate surviving entity. Under the terms of the Merger Agreement, Xicor shareholders may elect to receive the merger consideration in all cash, all stock or a combination of cash and stock, in each case having a value per Xicor share of $8.00 plus 0.335 of a share of Intersil common stock, allocated by prorating the cash and shares available in the merger among the elections made.

As an inducement for Intersil to enter into the Merger Agreement and in consideration thereof, certain stockholders of Xicor (collectively, the “Stockholders”) entered into voting agreements with Intersil dated as of March 14, 2004 (the “voting agreements”), whereby the Stockholders agreed, severally and not jointly, to vote all of the shares of Xicor Common Stock beneficially owned by them in favor of the Merger, the Merger Agreement and the transactions contemplated thereby. Intersil did not pay additional consideration to any Stockholder in connection with the execution and delivery of the voting agreements. The voting agreements terminate upon the earlier to occur of (1) when the Certificate of Merger for the merger of Merger Sub with and into Xicor has been filed with the Secretary of State of the State of California or such later time as shall be agreed upon by the parties to the Merger Agreement and specified in the Certificate of Merger, or (2) after termination of the Merger Agreement pursuant to its terms. The name of each Stockholder and the number of outstanding shares of Xicor Common Stock beneficially owned by each Stockholder is set forth on Annex A to the voting agreements which is incorporated herein by reference.

References to, and descriptions of, the Merger Agreement and the voting agreements, respectively, as set forth above in this Item 3, are qualified in their entirety by reference to the copies of the Merger Agreement and the voting agreements, respectively, included as Exhibits 1 through 11 to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item  4 – Purpose of Transaction

(a) – (j) The information set forth, or incorporated by reference, in Item 3 is hereby incorporated herein by reference.

Upon consummation of the Merger as contemplated by the Merger Agreement (1) the merger Sub will be merged with and into Xicor, with Xicor remaining as the surviving Corporation, and then Xicor will be merged with and into LLC, with LLC surviving as a wholly-owned subsidiary of Intersil, (2) the manager and officers of the surviving limited liability company will be the member and officers of LLC immediately prior to the merger (3) the Certificate of Formation and Operating Agreement of the surviving limited liability company will be the Certificate of Formation and Operating Agreement of LLC, as in effect immediately prior to the merger(4) Xicor Common Stock will cease to be authorized for listing on the Nasdaq National Market, and (5) Xicor Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

References to, and descriptions of, the Merger Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and is incorporated in this Item 4 in its entirety where such references and descriptions appear.

Item  5 – Interest in Securities of the Issuer

(a) – (b) The number of shares of Xicor Common Stock covered by the voting agreements is 1,607,201 (including 1,500,501 shares subject to options), which constitutes approximately 5.5% of Xicor Common Stock, based on the number of shares of Xicor Common Stock outstanding (and the number of shares subject to options deemed to be outstanding) on March 11, 2004, as represented by Xicor in the Merger Agreement. By virtue of the voting agreements, Intersil may be deemed to share with the Stockholders the power to vote shares of Xicor Common Stock subject to the voting agreements. However, Intersil (1) is not entitled to any rights as a stockholder of Xicor as to the shares of Xicor Common Stock covered by the voting agreements and (2) disclaims any beneficial ownership of the shares of Xicor Common Stock which are covered by the voting agreements. See the information in Items 2 and 3 with respect to the Stockholders and the information in Item 3 with respect to the voting agreements, which information is incorporated herein by reference.

(c) To the best of Intersil’s knowledge as of the date hereof (1) neither Intersil, nor any subsidiary of Intersil nor any of Intersil’s executive officers or directors, beneficially owns any shares of Xicor Common Stock and (2) there have been no transactions in the shares of Xicor Common Stock effected during the past 60 days by Intersil, nor to the best of Intersil’s knowledge, by any subsidiary of Intersil or any of Intersil’s executive officers or directors.

(d) Not applicable.

(e) Not applicable.

Reference to, and descriptions of, the Merger Agreement and the voting agreements as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the voting agreements, respectively, included as Exhibits 1 through 11 to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item  6 – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the voting agreements, respectively, are included as Exhibits 1 through 11 to this Schedule 13D. To the best of Intersil’s knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons with respect to any securities of Xicor.

Item  7 – Material to be Filed as Exhibits

Exhibit	Description

1	Agreement and Plan of Merger dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., New Castle Sub LLC and Xicor, Inc. (incorporated by reference to Exhibit 2.1 of Intersil’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 16, 2004).

2	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and Louis DiNardo.

3	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and J. Daniel McCranie.

4	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and Jack Harrington.

5	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and Julius Blank.

6	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and Emmanuel Hernandez.

7	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and Andrew Elder.

8	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and Geraldine Hench.

9	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and Todd Smathers.

10	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and Steven Bakos.

11	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and Davin Lee.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2004

/s/ Thomas C. Tokos

Name:	Thomas C. Tokos
Title:	Vice President, General
Counsel and Secretary

SCHEDULE I

DIRECTORS AND OFFICERS OF INTERSIL CORPORATION

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Intersil. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 675 Trade Zone Boulevard, Milpitas, CA 95035.

BOARD OF DIRECTORS

Name	Title and Present Principal Occupation

Gregory L. Williams	Executive Chairman of the Board of Directors of Intersil Corporation

Richard M. Beyer	President, Chief Executive Officer and Director of Intersil Corporation

Robert W. Conn	Dean of the Jacobs School of Engineering, University of California, San Diego, and the Walter J. Zable Endowed Chair in Engineering, EBU-17th Floor, 9500 Gilman Drive, Rm 7313, La Jolla, CA 92093-0403

Gary E. Gist	President and Chief Executive Officer of Palomar Companies, LLC, 2230 Oak Ridge Way, Vista, CA 92083

Jan Peeters (Canadian)	Chairman, President, Chief Executive Officer of Olameter Inc., 2000 McGill College Avenue, Suite 500, Montreal, Quebec Canada H3A 3H3

Robert N. Pokelwaldt	Retired Chairman and Chief Executive Officer of YORK International Corporation, 45 Burning Tree Court, York, PA 17404

James A. Urry	Partner at Citicorp Venture Capital Ltd., 399 Park Avenue, 14th Floor, New York, NY 10043

James V. Diller	Chairman of the Board of Summit Microelectronics, 1717 Fox Drive, San Jose, CA 95131

OFFICERS WHO ARE NOT DIRECTORS

Name	Title and Present Principal Occupation

Daniel J. Heneghan	Vice President, Chief Financial Officer and Assistant Secretary.

Rick E. Furtney	Vice President, General Manager, Analog.

Mohan R. Maheswaran	Vice President, General Manager, Elantec Product Group.

Thomas C. Tokos	Vice President, General Counsel and Secretary.

Alden Chauvin	Vice President, Worldwide Sales.

EXHIBIT INDEX

Exhibit	Description

1	Agreement and Plan of Merger dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., New Castle Sub LLC and Xicor, Inc. (incorporated by reference to Exhibit 2.1 of Intersil’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 16, 2004).

2	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and Louis DiNardo.

3	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and J. Daniel McCranie.

4	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and Jack Harrington.

5	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and Julius Blank.

6	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and Emmanuel Hernandez.

7	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and Andrew Elder.

8	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and Geraldine Hench.

9	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and Todd Smathers.

10	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and Steven Bakos.

11	Company Voting Agreement, dated as of March 14, 2004, by and among Intersil Corporation, New Castle Merger Sub Corp., Xicor, Inc., and Davin Lee